EXHIBIT KK
PICCHIO PHARMA INC.
(the "Corporation")

CONSENT

Pursuant to and in conformity with the Amended and Restated Shareholders Agreement of the Corporation entered among all the shareholders of the Corporation as of November 9, 2006, the undersigned, being the holders of all the issued and outstanding shares in the capital of the Corporation, hereby consent to the following transfers of shares in the capital of the Corporation:

Transferor	Transferee	Number and class of shares
Power Technology Investment Corporation	Victoria Square Ventures Inc.	40,884,302 class A common shares 36,066,667 class P special shares 11,300,000 Preferred Shares

Dated this ___ day of ______________, 2008.

1324286 ALBERTA LTD.		POWER TECHNOLOGY INVESTMENT CORPORATION

Per:		Per:
	Vern Strang		Stéphane Lemay

ROCABE INVESTMENTS INC.

Per:
Roberto Bellini